VF 3-18-04

AH 3/16/2004

04015888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2004 SEC MAIL PROCESSING SECTION WASH. DC

SEC FILE NUMBER
8- 14989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 McConnor Parkway
(No. and Street)

Schaumburg	IL	60196-6801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie L. Riesterer — 847-874-7406 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers,LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25
3/26

OATH OR AFFIRMATION

I, Jamie L Riesterer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
VERLENE M DUCEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/12/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage Services, Inc.

(A wholly-owned subsidiary of Banc One Insurance Holdings, Inc.)

Financial Statements and Supplementary Information
December 31, 2003

Investors Brokerage Services, Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Investors Brokerage Services, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

Investors Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 1,116,239
Accounts receivable from affiliates	33,203
Income tax receivable from parent	18,527
Other assets	27,801
Total assets	$ 1,195,770
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to affiliates	$ 4,962
Accounts payable and other liabilities	29,864
Cash overdraft	11,772
Total liabilities	46,598
Stockholder's equity	
Common stock, $5 par value; 2,000 shares authorized, 1,369 shares issued and outstanding	6,845
Additional paid-in capital	1,175,352
Retained deficit	(33,025)
Total stockholder's equity	1,149,172
Total liabilities and stockholder's equity	$ 1,195,770

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Operations
Year Ended December 31, 2003

Revenues	
Interest income	$ 7,404
Other income	821
Total revenues	8,225
Expenses	
Salaries and benefits	64,916
Outside services	50,175
General and administrative	26,744
Agent appointment fees	12,420
Licenses and fees	7,539
Total expenses	161,794
Loss before income tax benefit	(153,569)
Income tax benefit	18,527
Net loss	$ (135,042)

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance at December 31, 2002	$ 6,845	$ 1,328,155	$ (50,786)	$ 1,284,214
Purchase accounting adjustments	-	(50,786)	50,786	-
Net loss	-	(102,017)	(33,025)	(135,042)
Balance at December 31, 2003	$ 6,845	$ 1,175,352	$ (33,025)	$ 1,149,172

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (135,042)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Decrease in accounts receivable from affiliates	138,371
Increase in income tax receivable from parent	(18,527)
Increase in other assets	(23,231)
Increase in accounts payable to affiliates	1,707
Decrease in accounts payable and other liabilities	(18,779)
Net cash used in operating activities	(55,501)
Cash flows from financing activities	
Decrease in cash overdraft	(7,294)
Net cash used in financing activities	(7,294)
Net decrease in cash and cash equivalents	(62,795)
Cash and cash equivalents, beginning of year	1,179,034
Cash and cash equivalents, end of year	$ 1,116,239

The accompanying notes are an integral part of the financial statements.

1. General Information and Summary of Significant Accounting Policies

General Information

Investors Brokerage Services, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was a wholly-owned subsidiary of Kemper Investors Life Insurance Company ("KILICO") through September 3, 2003. KILICO is a wholly-owned subsidiary of Kemper Corporation ("Kemper"). Kemper is ultimately a wholly-owned subsidiary of Zurich Financial Services ("ZFS").

On May 30, 2003, ZFS and Bank One Corporation ("Bank One") announced plans for Bank One to acquire a significant portion of the Zurich Life companies. The acquisition was completed effective September 1, 2003. As a result, Kemper sold the capital stock of Zurich Life Insurance Company of America, Federal Kemper Life Assurance Company ("FKLA") and Zurich Direct, Inc. to Banc One Insurance Holdings, Inc. ("BOIH"), a subsidiary of Bank One.

Upon the closing of the transaction, KILICO ceded significant portions of its business to FKLA through a one hundred percent coinsurance arrangement. Included in the assets transferred to FKLA under this arrangement was KILICO's equity investment in the Company. As a result, the Company became a wholly-owned subsidiary of FKLA.

In September 2003, FKLA dividended its investment in the Company to BOIH. The Company is now a wholly-owned subsidiary of BOIH. BOIH is ultimately a wholly-owned subsidiary of Bank One.

IBS currently acts primarily as the underwriter and distributor of KILICO variable annuity products. IBS engages in no retail sales of securities.

Purchase Accounting Adjustments

Upon purchase of the Company, purchase accounting adjustments were made to reclassify retained deficit of the Company prior to the purchase date to additional paid-in capital.

Cash and Cash Equivalents

Cash and cash equivalents include investments in a money market fund, and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses. The cash overdraft represents checks written for operating expenses in excess of the bank account balance. Cash equivalents include highly liquid investments with original maturities of less than ninety days.

Fair Values

The fair values of assets and liabilities approximate their respective carrying values due to their short-term nature.

Interest Income

Interest income is primarily generated through interest earned on cash and cash equivalents.

Operating Expenses

Operating expenses primarily consist of compensation, consulting and administrative expenses.

Income Taxes
For the period January 1, 2003 through August 31, 2003, the Company will file a consolidated Federal income tax return with Zurich Holding Company of America ("ZHCA") and its affiliates. A written agreement set out the method of allocating tax among the companies. In general, allocation was based upon separate return calculations with no immediate benefit for a taxable loss which was utilized in the current year consolidated return. Intercompany tax balances were settled within thirty days after the filing of the consolidated federal income tax return, the payment of an estimated payment, an additional assessment of the consolidated tax liability, a refund of the consolidated tax liability or any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

For the period September 1, 2003 through December 31, 2003, the Company will file a consolidated Federal income tax return with Bank One and its affiliates. A written agreement sets out the method of allocating tax among the companies. Allocation is based upon separate return calculations with current credit for losses. Intercompany tax balances are settled quarterly.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). SFAS 109 provides for an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The Company had no temporary differences that would give rise to deferred tax assets or liabilities during the reporting period. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in tax laws or rates.

For state income tax purposes, the Company files either separately or on a combined basis with eligible affiliates, depending on the state's filing requirement.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,050,909, which was $1,045,909 in excess of its required net capital. The ratio of aggregate indebtedness to net capital at December 31, 2003 was approximately .04 to 1. The Company claims exemption from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

3. Transactions with Affiliates

At December 31, 2003, the Company reported the following amounts due from or (to) related parties:

Federal Kemper Life Assurance Company	$ (4,962)
Income tax receivable from parent	18,527
PMG Securities	33,203
Net due from or (to) related party	$ 46,768

Related party balances are based on allocation percentages determined by budget managers and are based on head count and hours charged by employees. These balances arise from general operating expenses and are settled monthly.

4. Income Taxes

The income tax benefit for the year ended December 31, 2003 was as follows:

	Total
Federal	$ (17,782)
State	(745)
	$ (18,527)

The expected tax benefit is calculated by multiplying the net loss before income tax benefit by the U.S. federal corporate tax rate of 35%.

Computed expected tax benefit	$ (53,749)
Difference between expected and actual tax benefit	
State tax	(484)
Tax benefit limitation	35,706
Total actual tax benefit	$ (18,527)

The tax benefit limitation of $35,706 relates to the loss of $102,017 generated in the period January 1, 2003 through August 31, 2003. In addition to the limitation imposed by the ZHCA tax sharing agreement, the manner of the acquisition of the Company by BOIH for federal income tax purposes precludes the loss from being utilized in any period that begins after September 1, 2003.

SUPPLEMENTAL SCHEDULES

Investors Brokerage Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2003 Schedule I

Net capital:		
Total stockholder's equity		$ 1,149,172
Deductions and/or charges:		
Non-allowable assets:		
Receivable from affiliates		33,203
Income tax receivable		18,527
Other assets		27,801
Total deductions and/or charges		79,531
Net capital before haircuts on securities positions		1,069,641
Haircuts on securities:		
Trading and investment securities:		
Other securities (money market fund)		18,732
Net capital		$ 1,050,909
Aggregate indebtedness		$ 46,598
Computation of basic net capital requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	(A)	$ 3,106
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 1,045,909
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)		$ 1,046,249
Ratio of aggregate indebtedness to net capital		.04 to 1

There are no material differences between the amounts reported above and the corresponding computation submitted by the Company in Part IIA - FOCUS as of December 31, 2003.

Investors Brokerage Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2003 — Schedule II

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). At December 31, 2003, Investors Brokerage Services, Inc. does not hold customer funds nor safekeep customer securities.

There are no differences between the above statement and the Company's unaudited Part IIA - FOCUS filed as of December 31, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on
Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investors Brokerage Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004